1. **Name**

    Your full name:
    Todd Cory O'Halloran

2. **If you serve as a director, officer[5], or occupy any similar status or perform a similar function of the issuer, please provide the following information:**

    Title: Director, Secretary, CFO _____ Dates of Service: 4/11/16 - present _____
    Principal Occupation: Electrician _____
    Employer: Christenson Electric _____
    Employer's principal business: Electrical contractor _____

    List all positions and offices with the issuer held and the period of time in which the you served in the position or office:

    Position: _____ Dates of Service: _____
    Responsibilities: _____

    Position: _____ Dates of Service: _____
    Responsibilities: _____

    Position: _____ Dates of Service: _____
    Responsibilities: _____

    Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: Mobilespike Technologies, Inc. _____
    Employer's principal business: Develope the Mobilespike product _____
    Title: Director, Secretary, Treasurer _____ Dates of Service: 7/26/2007 - present _____
    Responsibilities: Corporate bookkeeping, R&D _____

    Employer: _____
    Employer's principal business: _____
    Title: _____ Dates of Service: _____
    Responsibilities: _____

    Employer: _____
    Employer's principal business: _____
    Title: _____ Dates of Service: _____
    Responsibilities: _____

---

[5] For the purposes of this Question 2, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.